OMB APPROVAL
                                                   =============================
                                                   OMB Number: 3235-0116
                                                   =============================
                                                   Expires: August 31, 2005
                                                   =============================
                                                   Estimated average burden
                                                   hours per response: 6.00
                                                   =============================





                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


 For the month of May, 2004


                      CONSOLIDATED MERCANTILE INCORPORATED
                 (Translation of registrant's name into English)

                    106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

                                  EXHIBIT LIST


Included in this Report on Form 6-K:

PRESS RELEASE ISSUED MAY 14, 2004

INTERIM FINANCIAL STATEMENTS (unaudited) March 31, 2004

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
 OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2004

CERTIFICATION OF INTERIM FILING, MAY 14, 2004

CERTIFICATION OF INTERIM FILING, MAY 14, 2004

PRESS RELEASE ISSUED MAY 14, 2004

                      CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE

Toronto, Ontario - May 14, 2004 - Consolidated Mercantile Incorporated (TSX - "CMC" - common) (NASDAQ - "CSLMF" - common)

Consolidated Mercantile Incorporated reports first quarter financial results

During the quarter, Consolidated Mercantile Incorporated ("CMI") completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc ("Polyair"). After giving effect to this sale, CMI owns 23% of the common shares of Polyair. Polyair's fiscal year end is October 31, and accordingly, the unaudited Consolidated Statement of Operations for the three months ended March 31, 2004 includes the results of Polyair for the four months ended February 2004. As CMI and Polyair no longer have a parent-subsidiary relationship, the investment in Polyair is now accounted for using the Equity Method.

Revenues for the period ended March 31, 2004 increased 51% to approximately $76.7 million from $50.8 million in 2002. Net Earnings for the period, which includes the gain on sale of the investment in Polyair, increased to $5.5 million compared to $131,050 in the preceding year. Earnings per share for the quarter was $1.12 compared with $0.02 in the comparable 2003 period. The increase in sales was due to an increase in the sale of pool products and the inclusion of an additional month of Polyair's sales.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including packaging, swimming pool products, furniture and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

                      CONSOLIDATED MERCANTILE INCORPORATED

                           CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 2004

                                                                                              (Unaudited)
                                                                                    March 31               December 31
                                                                                     2004                      2003
                                          A S S E T S
CURRENT
 Cash and cash equivalents                                                      $ 17,631,006              $  1,475,320
 Short-term investments                                                               86,271                    84,277
 Accounts and notes receivable                                                     5,861,479                37,622,193
 Due from joint venture                                                                    -                 1,089,135
 Income taxes receivable                                                             159,720                   178,581
 Inventories                                                                       6,706,826                45,256,246
 Prepaid expenses                                                                    145,812                 2,988,216
 Future income taxes                                                                       -                 1,967,300
                                                                                 ------------              ------------
                                                                                  30,591,114                90,661,268

INVESTMENTS                                                                        9,928,921                   496,714

PROPERTY, PLANT AND EQUIPMENT                                                      2,111,255                52,075,544

FUTURE INCOME TAXES                                                                  417,800                 2,184,916

INTANGIBLE AND OTHER ASSETS                                                          118,720                 3,663,662
                                                                                 ------------              ------------
                                                                                $ 43,167,810              $149,082,104
                                                                                 ============              ============


                                          L I A B I L I T I E S
CURRENT
 Bank indebtedness                                                              $  2,967,993              $ 19,727,764
 Accounts payable and accruals                                                     4,898,437                40,127,699
 Income taxes payable                                                              2,586,500                 2,648,998
 Future income taxes                                                                       -                    81,751
 Current portion of long-term debt                                                         -                 6,200,731
                                                                                 ------------              ------------
                                                                                  10,452,930                68,786,943

LONG-TERM DEBT                                                                     1,087,500                28,137,868

NON-CONTROLLING INTEREST                                                           3,410,560                25,384,536

FUTURE INCOME TAXES                                                                  170,300                 4,960,648
                                                                                 ------------              ------------
                                                                                  15,121,290               127,269,995
                                                                                 ------------              ------------


                                          S H A R E H O L D E R S'   E Q U I T Y

CAPITAL STOCK                                                                      2,597,658                 2,597,658

CONTRIBUTED SURPLUS                                                                   59,411                    59,411

CUMULATIVE TRANSLATION ACCOUNT                                                      (760,250)               (1,474,768)

RETAINED EARNINGS                                                                 26,149,701                20,629,808
                                                                                 ------------              ------------
                                                                                  28,046,520                21,812,109
                                                                                 ------------              ------------

                                                                                $ 43,167,810              $149,082,104
                                                                                 ============              ============

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                        THREE MONTHS ENDED MARCH 31, 2004

                                                                                               (Unaudited)
                                                                                     2004                      2003
SALES                                                                           $ 76,731,008              $ 50,776,511

COST OF SALES                                                                     60,801,573                38,467,542
                                                                                 ------------              ------------
                                                                                  15,929,435                12,308,969
                                                                                 ------------              ------------
OTHER INCOME
 Interest income                                                                      20,669                     7,835
                                                                                 ------------              ------------

EXPENSES
 Selling and administrative                                                       15,189,234                 9,214,797
                                                                                 ------------              ------------

EARNINGS FROM OPERATIONS                                                             760,870                 3,102,007

 Amortization                                                                      2,972,069                 2,318,560
 Interest on long-term debt                                                          381,780                   381,916
                                                                                 ------------              ------------
                                                                                   3,353,849                 2,700,476
                                                                                 ------------              ------------

EARNINGS (LOSS) BEFORE  THE UNDERNOTED                                            (2,592,979)                  401,531

Gain on sale of investment in consolidated subsidiary                              8,903,088                         -
                                                                                 ------------              ------------

EARNINGS BEFORE INCOME TAXES                                                       6,310,109                   401,531

 Income taxes                                                                      1,542,183                   190,441
                                                                                 ------------              ------------

EARNINGS BEFORE THE FOLLOWING                                                      4,767,926                   211,090

 Non-controlling interest                                                            780,524                   (82,858
 Equity in earnings of investee                                                          916                     2,818
 Loss on dilution of investment in equity investee                                   (29,473)                        -
                                                                                 ------------              ------------
                                                                                     751,967                   (80,040)
                                                                                 ------------              ------------

NET EARNINGS FOR THE PERIOD                                                        5,519,893                   131,050

RETAINED EARNINGS, beginning of  period                                           20,629,808                18,207,460

                                                                                 ------------              ------------

RETAINED EARNINGS, END OF PERIOD                                                $ 26,149,701              $ 18,338,510
                                                                                 ============              ============

EARNINGS PER SHARE
 Basic                                                                          $       1.12              $       0.02
 Fully diluted                                                                  $       1.04              $       0.02

Weighted average number of common shares
 Basic                                                                             4,922,601                 4,863,810
 Fully diluted                                                                     5,321,399                 5,739,771


                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                        THREE MONTHS ENDED MARCH 31, 2004

                                                                                              (Unaudited)

                                                                                          2004                      2003
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
 Net earnings for the period                                                    $  5,519,893              $    131,050
 Amortization                                                                      2,972,069                 2,318,560
 Gain on sale of investment in consolidated subsidiary                            (8,903,088)                        -
 Future income taxes                                                                 (38,000)                  (10,100)
 Non-controlling interest                                                           (780,524)                   82,858
 Equity in earnings of investee                                                         (916)                   (2,818)
 Loss on dilution of investment in equity investee                                    29,473                         -
 Purchase of short-term investments                                                   (1,994)                    5,468
                                                                                 ------------              ------------
                                                                                  (1,203,087)                2,525,018
 Change in non-cash components of working capital                                     56,734                (3,040,801)
 Net cash flows of deconsolidated subsidiary                                      (1,669,723)                        -
                                                                                 ------------              ------------
                                                                                  (2,816,076)                 -515,783
                                                                                 ------------              ------------
FINANCING ACTIVITIES
 Increase in bank indebtedness                                                       552,993                 2,624,629
 Issuance of shares by consolidated subsidiary                                             -                     6,000
 Purchase of shares by consolidated subsidiary for cancellatio                             -                  (994,800)
 Repayment of long-term debt                                                        (674,623)               (1,091,265)
                                                                                 ------------              ------------
                                                                                    (121,630)                  544,564
                                                                                 ------------              ------------
INVESTING ACTIVITIES
 Proceeds on disposal of investment                                               20,283,465                         -
 Cash disposed of on deconsolidation of subsidiary                                (1,170,886)                        -
 Purchase and deposits on building and equipment                                     (19,187)               (2,995,455)
 Due from joint venture                                                                    -                  (517,669)
                                                                                 ------------              ------------
                                                                                  19,093,392                (3,513,124)
                                                                                 ------------              ------------

Effect of foreign currency translation on cash balances                                    -                  (522,420)
                                                                                 ------------              ------------

CHANGE IN CASH POSITION                                                           16,155,686                (4,006,763)

Cash and cash equivalents, beginning of period                                     1,475,320                 5,600,840
                                                                                 ------------              ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                        $ 17,631,006              $  1,594,077
                                                                                 ============              ============


Supplemental cash flow information:
 Income taxes paid                                                              $    715,787              $  4,231,187
 Interest paid, net                                                             $    836,766              $    320,159

-------------------------------------------------------------------------------------------------------------------------

Segmented information for the three months ended March 31
(expressed in thousands of dollars)                                                    2004                      2003

   Net sales                      Packaging Products                            $     44,211              $     32,144
                                  Pool Products                                       22,155                     5,888
                                  Furniture                                           10,365                    12,745
                                                                                 ------------              ------------
                                                                                $     76,731              $     50,777
                                                                                 ------------              ------------

   Operating profit (loss)        Packaging Products                                   6,962              $      5,591
                                  Pool Products                                       (2,974)                     (676)
                                  Furniture                                             (263)                      271
                                                                                 ------------              ------------
                                                                                $      3,725              $      5,186
                                                                                 ------------              ------------

  Total assets                    Packaging Products                            $          -              $     70,067
                                  Pool Products                                            -                    19,346
                                  Furniture                                           14,929                    15,210
                                  Corporate                                           28,239                    12,956
                                                                                 ------------              ------------
                                                                                $     43,168              $    117,579
                                                                                 ------------              ------------

Capital expenditures              Packaging Products                            $          -              $      2,446
                                  Pool Products                                            -                       133
                                  Furniture                                               19                       100
                                  Corporate                                                -                       316
                                                                                 ------------              ------------
                                                                                $         19              $      2,995
                                                                                 ------------              ------------

Notes to Interim Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited consolidated financial statement do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2003.

In March 2004, the Company sold a portion of its investment in Polyair Inter Pack Inc. ("Polyair"), the Company's specialty cover and packaging subsidiary, reducing its investments to 23%. These unaudited consolidated financial statements include the consolidation of the results of operations of Polyair up to the time of disposition (four month period ended February 2004 compared to the three month period ended January 31, 2003 in the prior year). As the Company and Polyair no longer have a parent-subsidiary relationship, financial results of Polyair will now be accounted for on the equity basis.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2004

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair"), previously the Company's specialty pool cover and packaging subsidiary, to Glencoe Capital LLC
("Glencoe"), a Chicago-based private equity firm. Under the terms of the agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows us to build on our expanded equity base.

The financial results for Polyair have been consolidated up to the date of sale. Polyair's fiscal year end is October 31 and, accordingly, the unaudited Consolidated Statement of Operations for the three months ended March 31, 2004 includes the results of Polyair for the four months ended February 29, 2004. The Company and Polyair no longer have a parent-subsidiary relationship. The Company's 23% interest in Polyair is now accounted for using the Equity Method and, accordingly, the assets and liabilities of Polyair are not reflected in the Company's March 31, 2004 unaudited Consolidated Balance Sheet. The Company's equity holdings in Polyair are now shown under Investments.


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The Company's working capital amounted to $20.1 million at March 31, 2004 compared to $21.9 million at December 31, 2003. The ratio of current assets to current liabilities was 2.93:1 at March 31, 2004 and 1.32:1 at December 31, 2003. The decrease in working capital and the increase in the working capital ratio resulted from the deconsolidation Polyair and the Company's recent sale of a part of its holdings therein.

Accounts Receivable decreased by $31.7 million from December 31, 2003 to $5.9 million and Inventories decreased by $38.6 to $6.7 million during the same period. Accounts Payable decreased by $35.2 million from December 31, 2003 to $4.9 million. The Company's total debt decreased to $4.1 million as at March 31, 2004, compared to $54.1 million at December 31, 2003. These substantial decreases were a result of the deconsolidation of Polyair.

Accounts Receivable for Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, remained fairly constant. Distinctive's Inventories at March 31, 2004 increased by approximately $1.0 million from December 31, 2003 due to increased inventory levels required to service expected customer demand. Accounts Payable, excluding the decrease resulting from the deconsolidation of Polyair, increased by approximately $700,000. This increase was due to costs associated with sale of Polyair.

During the three months ended March 31, 2004, the Company's cash position increased by $16.2 million to $17.6 million from $1.5 million at December 31, 2003. The increase was due to the following:

- Operating Activities, inclusive of Polyair until the date of sale, decreased cash by $2.8 million as a result of cash utilized in operations;

- Financing Activities utilized $121,630 in cash in the repayment of long-term debt; and

- Investing Activities increased cash by $19.1 million as a result of the proceeds received from the sale of Polyair shares. This was partially offset by cash disposed of on the deconsoldiation of Polyair

As at March 31, 2004, Distinctive had unused available borrowing capacity of approximately $7.0 million under its credit facility.



The  following   table   summarizes  the  Company's   consolidated   contractual
obligations as at March 31, 2004:



                                                      Less than                                           After
                                    Total             1 year           1 to 3 years     4-5 years         5 years
--------------------------------------------------------------------------------------------------------------------
Long-term Debt                   $1,087,500              $ Nil         $   550,000       $   Nil         $ 537,500
Lease Obligations                $3,223,124         $1,126,833         $2,069,076        $27,215         $     Nil
Total Contractual Obligations    $4,310,624         $1,126,833         $2,619,076        $27,215         $ 537,500



RESULTS OF OPERATIONS

The following tables set forth items derived from the unaudited consolidated statements of earnings (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters:

Fiscal 2004                         First
                                    Quarter
---------------------------------------------------
         Sales                      $76,731
         Net earnings                 5,519
         Earnings per share
                  Basic             $  1.12
                  Diluted           $  1.04
---------------------------------------------------


Fiscal 2003

                                    First            Second            Third            Fourth
                                    Quarter          Quarter           Quarter          Quarter
----------------------------------------------------------------------------------------------------------
         Sales                      $50,777          $59,286           $78,970          $65,479
         Net earnings                   131              810               936              992
         Earnings per share
                  Basic               $0.02            $0.16             $0.19            $0.20
                  Diluted             $0.02            $0.15             $0.17            $0.18


Fiscal 2002

                                    Second           Third             Fourth
                                    Quarter          Quarter           Quarter
----------------------------------------------------------------------------------------------------------
         Sales                      $60,090          $60,583           $67,663
         Net earnings                   474              845             1,317
         Earnings per share
                  Basic               $0.09            $0.17             $0.26
                  Diluted             $0.08            $0.15             $0.23



First Quarter ended March 31, 2004

Sales. Sales for the three months ended March 31, 2004 were $76.7 million, an increase of $25.9 million as compared to $50.8 million for the first quarter of fiscal 2003. The increase in sales was due to an increase of $ 16.3 million in the sale of pool products driven by the May 2003 acquisition of Atlantic/Jacuzzi product lines, an increase in sales of packaging products, and the inclusion of an additional month of Polyair sales to include the results thereof to the date of sale of a portion of the Company's investment therein. Polyair will now be accounted for using the equity method and, accordingly, revenues and expenses from this investment will no longer be recorded. Furniture sales for the first quarter decreased as a result of the difficult environment for retailers.

Gross Margins. Gross margin as a percentage of sales decreased to 20.8% for the first quarter of 2004 compared with 24.2% for the comparable 2003 period. The gross margin decrease was due to the increase in cost of certain raw materials and the infrastructure costs related to the Atlantic/Jacuzzi product operations.

Selling and Administrative Expenses. Selling and administrative expenses for the three months increased due to the inclusion of an additional month of Polyair expenses to include the results thereof to the date of sale of a portion of the Company's investment therein. Selling and administrative expenses as a percentage of sales for the first quarter of 2004 were 19.8% , compared to 18.1% for 2003. The increase was due to increases in personnel and related expenses required to support the new Atlantic/Jacuzzi product operations.

Other Expenses. During the first quarter of 2004 and 2003 the Company incurred other expenses of $3.4 million and $2.7 million respectively. The increase in 2004 was attributable to the inclusion of the additional month of Polyair as previously noted.

Gain on Sale of Investment. In March 2004, the Company sold a portion of its investment in Polyair for a total consideration of $20,283,465 resulting in a gain of $8,903,088.

Income Tax Provision. The effective tax rate decreased to 24.4% for the first quarter of 2004, compared to 47.4% for the comparable 2003 period. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to the capital gain tax treatment on the gain on sale of the investment in Polyair and certain non-deductible expenses.

Net Earnings. The Company reported net earnings of $5,519,893 in the first quarter of 2004, compared with net earnings of $131,050 in the first quarter of 2003. The increase in 2004 was as a result of the gain on the sale of a portion of the Company's investment in Polyair. This gain was partially offset by the losses generated by Polyair as a result of the increase in material costs and the incremental costs required to support the larger Pool segment. Polyair's quarterly results were impacted by the seasonality of the products sold as there is a greater sales volume concentration in the spring and summer seasons.

Inflation

Inflation has not had a material impact on the results of the Company's operations in its last quarter, and it not anticipated to materially impact on the Company's operations during its current fiscal year.


Fiscal Year ended December 31, 2003

General

The following table sets forth items derived from the consolidated statement of earnings expressed in thousands of dollars from each of the three years ended December 31, 2003, 2002 and 2001:

                                        2003             2002            2001

         Sales                       $254,512         $240,934        $225,858
         Gross profit                  62,698           61,765          53,371
         Expenses                      51,851           49,429          47,149
         Earnings for the year          2,869            2,853           1,245

Sales

Sales for the fiscal year ended December 31, 2003 increased to $254.5 million, compared with $240.9 million for the fiscal year ended December 31, 2002 and $225.9 million for the fiscal year ended December 31, 2001. Polyair's sales were $207.6 million for fiscal 2003, representing an increase of approximately 10.6% over the comparable 2002 period. Polyair's sales for fiscal 2002 were $187.6 million, an increase of approximately 9.2% over 2001. The increase in Polyair's sales was a result of organic growth in the packaging segment and the Atlantic/Jacuzzi asset purchase in the pool segment, which contributed approximately $27.3 million of sales. Increased sales volume of products through the retail network and e-business continued to be the major contributors to the increase in packaging sales. Distinctive's sales were $46.9 million for 2003, $53.2 million for 2002 and $54.0 million for 2001. The decrease in furniture sales in 2003 was as a result of the current economic environment for retailers.

Gross Margins

Gross margin as a percentage of sales decreased to 24.6% for the year ended December 31, 2003, compared with 25.6% for the year ended December 31, 2002 and 23.6% for the year ended December 31, 2001. The decrease in 2003 was primarily due to increase in cost of certain raw materials and the lower gross margin on Polyair's Atlantic/Jacuzzi sales, as Polyair absorbed costs related to the acquisition and integration of these product lines. The improved gross margin for 2002 versus 2001 was due to lower material costs, favourable product mix and higher overhead absorption due to increased volumes.

Selling and Administrative Expenses

Selling and administrative expenses as a percentage of sales for the fiscal year ended December 31, 2003 was 16.1%, compared to 15.4% for the fiscal year ended December 31, 2002 and 15.5% for the fiscal year ended December 31, 2001. The increase was primarily attributable to the incremental costs of the acquired Atlantic/Jacuzzi business.

Other Expenses

During the fiscal year ended December 31, 2003, the Company incurred other expenses of approximately $10.9 million, compared with $12.4 million and $12.1 million during the fiscal years ended December 31, 2002 and 2001 respectively. The decrease of approximately $1.5 million over 2002 was primarily attributable to a decrease in amortization of property, plant and equipment and a non-recurring debt settlement cost incurred in 2002. The net increase in 2002 over 2001 was caused by an increase in amortization resulting from property, plant and equipment acquisitions and a reduction in interest expenses due to lower average borrowings and lower interest rates.


Income Tax Provision

The Company is subject to normal tax credits and is taxed at the usual Canadian corporate rates. The combined federal and provincial tax rate was 36.6% for the fiscal year ended December 31, 2003, 39.0% for the fiscal year 2002 and 42.4% for 2001. The effective tax rate for the fiscal year ended December 31, 2003 was 39.0% compared with 41.8% for fiscal 2002 and 44.9% for fiscal 2001.

Net Earnings

The Company reported net earnings of $2.9 million in fiscal 2003, compared with net earnings of $2.9 million in 2002 and $1.2 million in 2001.

Inflation

Inflation did not have a material impact on the results of the Company's operations in its last fiscal period.


RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

In 2001, the Company issued a convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. This debenture bears interest at 11.9% per annum, with interest payable in advance on a quarterly basis, due September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. $550,000 of this debenture remains outstanding as at March 31, 2004. Fred Litwin, the President, a director and controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

The Company had previously conveyed two officers and an officer of a subsidiary (the "Optionees") options to purchase up to seven and three quarter percent (7 3/4%) of the Company's common share holdings in Polyair. During the period under review, the Company and the Optionees agreed to cancel options for five and one quarter percent (5 1/4%) of the Company's common share holdings in Polyair in return for the aggregate payment of $1.7 million to the Optionees, being the difference between the market price and the option price for the Polyair shares at the time of cancellation of the options.


SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at March 31, 2004:

                                                                                               Authorized                Issued
-----------------------------------------------------------------------------------------------------------------------------------
Class A Preference shares                                                                      Unlimited                 315,544
    $0.04 non-cumulative, non-voting, non-participating, redeemable
Preference shares, issuable in series                                                          Unlimited                     Nil
Common shares                                                                                  Unlimited               5,087,660

Share Options
Options issued and outstanding under share options plan                                                                  332,500

Share Purchase Warrants
Warrants issued and outstanding pursuant to long-term debt agreement                                                     159,523
(Each warrant entitles the holder to purchase 1.75 Common shares at $3.00 per share)
Warrants expire on September 7, 2006

Convertible Debenture
The debenture holder has the right to convert the debenture into Common shares at the price of $3.00 per share until September 8, 2006
Number of Common shares to be issued upon conversion                                                                     183,334


RISK AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. Historically, approximately 80% of Polyair's and 25% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair will now be accounted for using the equity method and revenues and expenses from this investment will no longer be recorded, the equity results therefrom will still have a direct impact on the results of the Company. The average quarterly exchange rate for income statement translation was $1.31 in 2004 and $1.56 in 2003. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair, the Company's investee company. Polyair and Distinctive purchase goods and services in both
Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, Polyair and Distinctive may hedge their currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical and seasonal in nature and are subject to general economic conditions that affect market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S., and with new product introductions and innovations.

Polyair is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. During fiscal 2003, Polyair purchased the pool product assets from Jacuzzi Inc. and Jacuzzi Leisure Products Ltd. Included in these assets was a property in Toronto, Ontario with an environmental ground water deficiency that is not a health hazard requiring remedial action. Polyair's management has reserved for the costs to remediate the property. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Consistent with other business, Polyair and Distinctive face a certain degree of credit risk arising from the sales of products on credit terms to customers. Due to the diversity of their customer base, Polyair and Distinctive are not exposed in a material manner to credit risk from any one customer. Polyair and Distinctive attempt to mitigate credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly.

Polyair and Distinctive use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk related to changes in commodity prices related to these components.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Allowance for Doubtful Accounts - Polyair and Distinctive maintains accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. However changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

During fiscal 2003, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the impact of which the Company is currently assessing (see notes - "Summary of Significant Accounting Policies" to the consolidated financial statements for the fiscal year ended December 31,
2003).

                        CERTIFICATION OF INTERIM FILINGS

I,  Fred  A.  Litwin,   Chief  Executive  Officer  of  Consolidated   Mercantile
Incorporated, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Consolidated Mercantile Incorporated (the issuer), for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The  issuer's  other   certifying   officers  and  I  are  responsible  for
     establishing  and  maintaining   disclosure  controls  and  procedures  and
     internal control over financial reporting for the issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:    May 14, 2004



[Signed]
Fred A. Litwin
Chief Executive Officer

                        CERTIFICATION OF INTERIM FILINGS

I,  Stan  Abramowitz,   Chief  Financial  Officer  of  Consolidated   Mercantile
Incorporated, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Consolidated Mercantile Incorporated (the issuer), for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The  issuer's  other   certifying   officers  and  I  are  responsible  for
     establishing  and  maintaining   disclosure  controls  and  procedures  and
     internal control over financial reporting for the issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:    May 14, 2004



[Signed]
Stan Abramowitz
Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      CONSOLIDATED MERCANTILE INCORPORATED


Date: May 19, 2004


                             By:/s/STAN ABRAMOWITZ
                                --------------------------
                                Stan Abramowitz, Secretary